Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 7, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on February 7, 2005, entitled “SENIOR MANAGEMENT APPOINTMENTS “.

7 February 2005

SENIOR MANAGEMENT APPOINTMENTS

Vodafone today announces that it has strengthened its management team in Japan by appointing Bill Morrow, currently Chief Executive of Vodafone UK, as President of Vodafone K.K. Shiro Tsuda will become Executive Chairman and Chairman of the Board of Vodafone K.K. and with Bill Morrow, will lead the next phase of the development of the company. Tim Miles, at present Managing Director of Vodafone New Zealand, will become Chief Executive of the UK business. These appointments will take effect from 1 April 2005.

Arun Sarin, Vodafone Group Chief Executive Officer said:

“ The combination of Shiro Tsuda and Bill Morrow is the ideal partnership to lead our business in Japan. Since his appointment last year, Shiro Tsuda has reviewed the business, made his recommendations, and we have agreed these changes to begin the next phase of the turnaround. Bill Morrow already has an outstanding track record of success in Japan, most recently through his leadership of Japan Telecom and as President of Japan Telecom Holdings. I am very confident that this new team, both of whom are experienced and respected managers in this market, is a winning combination for Vodafone Japan.”

Shiro Tsuda commented:

“ Bill Morrow brings an abundance of Japanese and global business experience to Vodafone K.K. I am extremely pleased to be working with such an experienced general manager and look forward to his return.”

Arun Sarin added:

“ I am also pleased that Tim Miles will be joining our UK business as Chief Executive. In New Zealand, he has led one of the most successful operations within the Group and is a talented and respected manager. He is very well placed to execute the strategy which Bill Morrow and his team have put in place in the UK.”

- ends -

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7920 3150

Biographies

Shiro Tsuda

Shiro Tsuda joined Nippon Telephone and Telegraph Public Corporation (now NTT) in 1970, becoming General Manager of the Company’s Mobile Communications Division in 1990, helping to establish the mobile phone project that later became NTT DoCoMo.

In 1992 he became involved in corporate strategy as Planning Division Manager. He was appointed a member of the NTT DoCoMo Board in 1996 as Corporate Planning Director and Senior Vice President and Network Division Director in April 2000.  In this position he headed the launch of FOMA, the world’s first 3G mobile network based on W-CDMA technology in October 2001. Shiro Tsuda’s appointment as President and Executive Officer was announced in August 2004.

Bill Morrow

Bill Morrow has over twenty-three years experience in the telecommunications industry holding senior leadership roles in the USA, Asia and Europe. From 1980 – 1995 he held various management positions at Pacific Bell before becoming a Director at Airtouch in 1995. He then became Chief Technical Officer of Proximus – Belgium in 1998 and then Executive Vice President and COO.

For the last eight years he has been a part of the Vodafone Group. He was made Vice President, Technology Strategy, in March 2000 and in 2001 he became Vice President and Country Manager, Vodafone Japan. He then became President and Representative Director, Japan Telecom and the Japan Telecom Holdings, before his appointment as Chief Executive of the Vodafone UK business in February 2004.

Tim Miles

Tim Miles has over twenty years experience in the IT and Telecommunications industry having worked in Asia, the United States and New Zealand for IBM, Unisys and Data General.  He held the position of Managing Director of Unisys New Zealand from 1995 to 1999 and in 2000 was appointed Vice President Operations Global Industries, with responsibility for all the major telecommunications customers of Unisys.

In August 2001, he joined Vodafone New Zealand as Director of Business Markets and was appointed Managing Director of Vodafone New Zealand in 2002.  Over this time period, Vodafone New Zealand has increased its market share, becoming the number one operator, and has significantly increased its share of the business market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 7, 2005	By:	/s/	S R SCOTT
	Name:		Stephen R. Scott
	Title:		Company Secretary